BoomBoom Naturals, Inc. a Delaware Corporation

Financial Statements (in US$)

For the fiscal year ended December 31, 2024


BoomBoom Naturals, Inc.
Balance Sheet (in US$)


Balance Sheet	Yr ended Dec. 2023	Yr ended Dec. 2024
Assets		
Current assets:		
Cash and cash equivalents	$619,128	$2,586,762
Accounts receivable	$277,491	$724,732
Inventory	$929,755	$2,432,729
Prepaid expenses and Other assets	$282,285	$282,285
Total current assets	**$2,108,660**	**$6,026,507**
Prcperty and equipment - net	($2,559)	($2,559)
Total assets	**$2,106,101**	**$6,023,948**

Liabilities and Stockholders' Equity	Yr ended Dec. 2023	Yr ended Dec. 2024
Current liabilities:		
Accrued payable	$368,547	$1,234,931
Accrued expenses	$205,685	$43,574
Deferred revenue and other abilities	($2,936)	$3,353
Total Current liabilities	**$571,296**	**$1,281,858**
Convertible notes		
Other long term liabilities	$1,003,633	$1,359,005
Total liabilities	**$1,574,929**	**$2,640,863**
Stockholders' Equity:		
Total value of common stock issued	$43	$43
Total value of preferred stock issued	$14	$14
SAFE - future equity obligation	$691,000	$807,939
Additional paid-in capital	$314,129	$310,009
Retained Earnings	($474,014)	$2,265,081
Total stockholders' equity:	**$531,172**	**$3,383,085**
Total liabilities and stockholders' equity:	**$2,106,101**	**$6,023,948**


Unaudited



BoomBoom Naturals,
Income Statement (in US$)


Income Statement	Yr ended Dec. 2023	Yr ended Dec. 2024
Revenue - net	$4,257,610	$13,400,685
Cost of revenue	$2,151,227	$6,725,243
Gross profit	**$2,106,383**	**$6,675,443**
Operating expenses	$2,180,634	$3,868,126
Operatirg profit / (loss)	**($74,251)**	**$2,807,316**
Other income/(expense)	($50,753)	($68,221)
Net profit /(loss)	**($125,003)**	**$2,739,095**


BoomBoom Naturals, Inc.
Statement of Cash Flows (in US$)


Cash Flow Statement	Yr ended Dec. 2023	Yr ended Dec. 2024
Net income	($125,003)	$2,739,095
Adjustments to reconcile net income to cash generated by operating activites:		
Depreciation and amortization	$3,744	$0
Changes in operating assets and liabilities:		
Accounts receivable, net	($13,553)	($447,241)
Inventories	($442,044)	($1,502,973)
Vendor Non Trade Receivables	$0	$0
Other Current and Non Current Assets		
Accounts payable	$315,370	$710,562
Other current and non-current liabilites		
Cash generated by operating activites	**($261,486)**	**$1,499,443**
INVESTING ACTIVITIES:		
Proceeds from Investor Loans		$1,359,005
Payments made to settle outstanding loans	($21,636)	($887,542)
Payments to Loan - JP	$0	($116,091)
Cash used in investing activites	**($21,636)**	**$355,372**
FINANCING ACTIVITIES:		
Dividends and dividend equivalent rights paid		
Proceeds from issuance of SAFE Notes, net	$600,000	$112,819
Other		
Cash used in financing activities	**$600,000**	**$112,819**
Increase/(decrease) in cash and cash equivalents	**$316,878**	**$1,967,634**
Cash and cash equivalents, beginning of year	**$302,251**	**$619,128**
Cash and cash equivalents, end of year	**$619,128**	**$2,586,762**


BoomBoom Naturals, Inc.
Statement of Changes in Equity (in US$)


Statement for Change in Equity	Yr ended Dec. 2023	Yr ended Dec. 2024
Opening Balance	$56,175	$531,172
Additional Paid In Capital	$600,000	$116,939
Other adjustments to Equity		($4,121)
Stocks Issued		
Preferred Stock Issued		
Net profit / (loss)	($125,003)	$2,739,095
Ending Balance	**$531,172**	**$3,383,085**


Unaudited


BoomBoom Naturals Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024

1. ORGANIZATION AND PURPOSE

BoomBoom Naturals Inc. is a corporation organized under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.